Exhibit 99.17

CONSENT OF PAUL GEDDES

The undersigned hereby consents to the use of the undersigned’s name and the technical and scientific information which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2023 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-269481), as amended.

/s/ Paul Geddes, P.Geo
Name: Paul Geddes, P.Geo
Date: April 1, 2024